UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 12, 2019

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events.

On August 12, 2019, McDonald's Corporation (the "Company") issued an aggregate principal amount of U.S. $2,000,000,000 of the Company's medium-term notes, pursuant to the Company's existing medium-term notes program, as set forth in the Company's Registration Statement on Form S-3 (Registration No. 333-226380), filed with the U.S. Securities and Exchange Commission and effective on July 27, 2018, and the related Prospectus and Prospectus Supplement, each dated July 27, 2018.

The Company issued the following tranches of its medium-term notes:

- U.S.$1,000,000,000 of 2.625% Medium-Term Notes Due 2029, as described in Pricing Supplement No. 4, dated August 7, 2019;

- U.S.$1,000,000,000 of 3.625% Medium-Term Notes Due 2049, as described in Pricing Supplement No. 5, dated August 7, 2019;

A copy of the legal opinion of the Corporate Executive Vice President, General Counsel and Secretary of the Company relating to the issuance of an aggregate principal amount of U.S.$2,000,000,000 of the Company's medium-term notes, as described herein, is filed as Exhibit 5 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits*

Exhibit No.	Description
5	Legal Opinion of Jerome N. Krulewitch, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation.
23	Consent of Jerome N. Krulewitch, Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation (included in the opinion filed as Exhibit 5 hereto).
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 12, 2019

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel and Assistant Secretary

Exhibit 5



Jerome N. Krulewitch
Executive Vice President
General Counsel and Secretary
McDonald's Corporation
110 N. Carpenter
Chicago, IL 60607
(630) 623-6255
jerry.krulewitch@us.mcd.com

August 12, 2019

McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

Re: McDonald's Corporation
   Registration Statement on Form S-3
   Issuance of U.S. $1 Billion 2.625% Medium-Term Notes due 2029
   Issuance of U.S. $1 Billion 3.625% Medium-Term Notes due 2049

Ladies and Gentlemen:

   I refer to the Registration Statement on Form S-3 (Registration No. 333-226380) (the "Registration Statement") and the prospectus contained therein (the "Prospectus") filed by McDonald's Corporation, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), on July 27, 2018. I further refer to the Prospectus Supplement for Medium-Term Notes filed by the Company with the SEC, dated July 27, 2018 (the "Prospectus Supplement"), and the Pricing Supplement Nos. 4 and 5, each dated August 7, 2019 (the "Pricing Supplements"), relating to the issuance and sale of (i) U.S. $1,000,000,000 of the Company's 2.625% Medium-Term Notes Due 2029; and (ii) U.S. $1,000,000,000 of the Company's 3.625% Medium-Term Notes Due 2049, respectively. The notes described in the Pricing Supplements shall, collectively, be referred to as the "Notes." As described in the Prospectus and the Prospectus Supplement, the Notes are being issued under the Company's Indenture, dated as of October 19, 1996 (the "Indenture"), as supplemented through the date hereof, by and between the Company and U.S. Bank National Association (formerly, First Union National Bank), as trustee, which Indenture is governed by Illinois law.

   I am the Corporate Executive Vice President, General Counsel and Secretary of the Company and an attorney licensed to practice law in the State of Illinois, and my opinion is expressly limited to the laws of the State of Illinois, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

   I, or individuals under my supervision and direction, have examined the Registration Statement; the Prospectus; the Prospectus Supplement; the Pricing Supplements; the Indenture; the Notes in global form; the Distribution Agreement, by and among the Company and the agents named therein, dated September 28, 2009 (including the form of terms agreement therein), as amended; the Terms Agreements, by and among the Company and the agents named therein, each dated August 7, 2019, governing the issuance and sale of the Notes; the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws, as currently in effect; and the corporate proceedings of the Board of Directors of the Company. I, or such individuals, have also examined such other records, documents and questions of law as I have considered relevant and necessary as a basis for the opinion set forth below.

   In rendering the opinion set forth below, I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures and the conformity to authentic originals of

all documents submitted to me as copies. I have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had at all relevant times and have the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments were at all relevant times and are the valid, binding and enforceable obligations of such parties. As to questions of fact material to this opinion, I have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, and subject to the qualifications, limitations, exceptions and assumptions set forth herein, it is my opinion that the Notes have been duly authorized by all necessary corporate action of the Company and are valid and binding obligations of the Company, enforceable against the Company in accordance with the terms thereof.

My opinion is subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting the enforcement of creditors' rights generally and to the effect of general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law.

I express no opinion and, accordingly, do not purport to cover herein the application of the Securities Act or "Blue Sky" or securities laws and regulations of the various states and other jurisdictions of the United States to the sales of Securities registered under the Registration Statement.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me in the Prospectus and the Prospectus Supplement under the caption "Legal Matters." By giving this consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Jerome N. Krulewitch
Jerome N. Krulewitch
Corporate Executive Vice President,
General Counsel and Secretary